UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: October 1, 2002 to December 31, 2002



In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL



      This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that AEP Texas Central Company (TCC) [formerly known as Central Power and Light Company (CPL)], Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and AEP Texas North Company (TNC) [formerly known as West Texas Utilities Company (WTU)] (the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period October 1, 2002 through December 31, 2002.

The requested information for the fourth quarter of 2002 is as follows:


----------------------- --------- -------- ------- ------- --------
                           PSO     SWEPCO    TCC     TNC    TOTAL

----------------------- --------- -------- ------- ------- --------

LIST OF
MUNICIPALITIES TO         None      None    None    None    None
WHICH SERVICES WERE
PROVIDED

----------------------- --------- -------- ------- ------- --------
----------------------- --------- -------- ------- ------- --------

AMOUNT OF REVENUES
RECEIVED                  None      None    None    None    None

----------------------- --------- -------- ------- ------- --------
----------------------- --------- -------- ------- ------- --------

EXPENSES INCURRED         None      None    None    None    None

----------------------- --------- -------- ------- ------- --------

                                S I G N A T U R E


        As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 21st day of January 2003.


     AEP Texas Central Company
         (formerly known as Central Power and Light Company)

     Public Service Company of Oklahoma

     Southwestern Electric Power Company

     AEP Texas North Company
         (formerly known as West Texas Utilities Company)


                                    /s/ Armando Pena
                                 ---------------------
                                      Armando Pena
                                        Treasurer